[Stradley Ronon Stevens & Young, LLP Letterhead]

Michael P. O’Hare

mohare@stradley.com

215.564.8198

August 30, 2012

VIA EDGAR
Filing Desk
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Jacob Funds Inc. (the “Trust”)
File Nos. 333-82865 and 811-09447
Accession Number: 0001137439-12-000258

Dear Sir or Madam:

I am writing on behalf of the above-referenced Trust, pursuant to Rule 477(a) under the Securities Act of 1933, as amended, to request the consent of the U.S. Securities and Exchange Commission (the “Commission”) to the withdrawal of the post-effective amendment to the Trust’s registration statement on Form N-1A filed with EDGAR submission type 485APOS, which was accepted via the EDGAR system at 4:13 p.m. on August 29, 2012 (Accession No. 0001137439-12-000258), and deemed filed on August 29, 2012.  Such post-effective amendment was filed with inaccurate information.  The post-effective amendment will be re-filed containing the correct information.

Therefore, the Trust respectfully requests the Commission’s consent to the withdrawal of Registrant’s post-effective amendment (Accession No. 0001137439-12-000258) filed under the EDGAR submission type 485APOS.

Questions and comments concerning this filing may be directed to the undersigned at (215) 564-8198 or, in my absence, to David F. Roeber, Esq. at (215) 564-8179.

Very truly yours,

/s/Michael P. O’Hare
Michael P. O’Hare